Rebecca Malanga

Senior Director & Associate General Counsel

(908) 763-2888

rebecca.malanga@equitable.com

October 30, 2020

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re: Equitable Financial Life Insurance Company

Form N-4 Registration Statement

File No. 33-58950

File No. 33-47949

Dear Ms. Bentzinger:

The purpose of this letter is to provide a response to the supplemental comments you provided with respect to the above-referenced filings for Equitable Financial Life Insurance Company (the “Company”). For your convenience, I have included those comments below, and followed each comment with the Company’s response.

General

1.	In the “Note” section, should only be incorporating parts A and B from the May 1, 2020 registration statement, since the part C will be new with this filing.

Response: Understood. Updated the registration statement accordingly.

2.	Include Supplement date.

Response: The disclosure has been revised as requested.

3.	When the prospectus discusses the Plan loan charge, it does not refer to a maximum. Why does the word maximum appear before the Plan loan charge?

Response: The disclosure has been revised as requested.

4.	Clarify that the plan loan charge is the charged when the loan is made and that the $6 quarterly charge while the loan is active will remain.

Response: The disclosure has been revised as requested.

5.	After the change in checkwriting fee, please add disclosure to explain when and why the checkwriting fee is assessed.

Response: The disclosure has been revised as requested.

6.	Disclose reserving the right to increase fees in the future.

Response: The disclosure has been revised as requested.

7.	Please indicate in the supplement when the fee changes are effective.

Response: The disclosure has been revised as requested.

8.	Delete out the disclosure after “Please read the prospectus accordingly.”

Response: The disclosure has been revised as requested.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 908-763-2888. Thank you very much for your assistance with this filing.

Best regards,

/s/ Rebecca Malanga
Rebecca Malanga

MOMENTUMSM

MOMENTUM PLUSSM

Retirement Planning from Equitable Financial Life Insurance Company

(the “Company”)

Supplement dated November 10, 2020 to the prospectuses dated May 1, 2020

This Supplement modifies certain information in the above-referenced prospectuses, supplements to prospectuses and statements of additional information (together the “prospectus”) offered by the Company. You should read this Supplement in conjunction with your prospectus and retain it for future reference. This Supplement incorporates the prospectus by reference. Unless otherwise indicated, all other information included in your prospectus remains unchanged. The terms we use in this Supplement have the same meaning as in your prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service center referenced in your prospectus.

The purpose of this Supplement is to reflect changes to the plan loan charges and the checkwriting fee. Specifically on or about November 30, 2020, we are increasing:

•	The plan loan charge from $25 to $50 per loan. The plan loan charge is charged when a loan is made. The $6 quarterly charge while the loan is active remains unchanged.

•	The checkwriting fee from $25 to $50. The checkwriting fee is assessed for any check drawn under the plan recordkeeping services.

We reserve the right to change fees in the future.

Please read the prospectus accordingly.

MomentumSM and Momentum PlusSM are issued by and are service marks of Equitable Financial Life Insurance Company

Distributed by affiliate Equitable Advisors (Equitable Financial Advisors in MI and TN)

1290 Avenue of the Americas, New York, NY 10104

Copyright 2020 Equitable Financial Life Insurance Company. All rights reserved.

Equitable Financial Life Insurance Company

1290 Avenue of the Americas, New York, NY 10104

(212) 554-1234